Mail Stop 3561

								November 4, 2005


Mr. Bruce Bendell
Acting Chief Financial Officer
The Major Automotive Companies, Inc.
43-40 Northern Boulevard
Long Island City, NY  11101

Re:	The Major Automotive Companies, Inc.
	Form 10-K for the year ended December 31, 2004
	Forms 10-Q for the periods ended March 31 and June 30, 2005
	File No. 000-29182

Dear Mr. Bendell:

	We have reviewed your response dated October 28, 2005 to our comment letter dated October 19, 2005 and have one additional comment.

Financial Statements
1. We note you will amend your filings in response to staff comments and to comply with SFAS 95. In this regard, your disclosure should clearly state that you have restated the financial statements to comply with SFAS 95 indicating that non-trade floor plan notes payable are now shown as a financing activity whereas they had previously been reflected as operating activity cash flows. Reference is made to APB 20, paragraph 36. Further, please include disclosure explaining the distinction between trade and non-trade floor plan notes payable and the revised balance sheet and statement of cash flows presentation. In this regard, explain that outstanding floor plan borrowings financing new vehicles from a lender affiliated with the manufacturer are classified as floor plan notes payable trade; and, amounts due for inventory purchases from all others are classified as floor plan notes payable non-trade and the related borrowings and payments are classified as financing activities in the statements of cash flows.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

      							Sincerely,


      							Michael Moran
      							Branch Chief


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Mr. Bruce Bendell
The Major Automotive Group, Inc.
November 4, 2005
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